GRASIM
ADITYA BIRLA GROUP

09047055

082-03322

RECEIVED
2009 OCT -1 P 12:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 14, 2009

**BY AIR MAIL**

**Securities & Exchange Commission**
**Division of Corporate Finance**
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sir,

**Sub: Allotment of 522 Shares under Employee Stock Option Scheme, 2006**

This is to inform you that the Shareholders Grievance/ Allotment & Transfer Committee of the Board of Directors of the Company has allotted 522 (Five Hundred and Twenty-two only) Equity Shares on 7th September, 2009 under the Company's Employee Stock Option Scheme, 2006. The said 522 Shares shall rank pari passu with the existing equity shares of the Company in all respect.

Thanking you,

Yours faithfully,

**Ashok Malu**
**Company Secretary**

10/6


**GRASIM INDUSTRIES LIMITED**
**(Corporate Finance Division)**
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax 91-22-6652 5114 / 2499 5114 • Email : grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)